Mail Stop 3561

March 15, 2007

Via Fax and U.S. Mail

Sandor E. Samuels, Esq.
Countrywide Home Loans, Inc.
4500 Park Granada
Calabasas, CA 91302

Re: CWHEQ, Inc.
Amendment No. 1 to Registration Statement on Form S-3
March 2, 2007
File No. 333-139891

Dear Ms. Samuels,

We have reviewed your responses to the comments in our letter dated February 6, 2007 and have the following additional comments.

Prospectus Supplements

Repurchase, Substitution, Purchase or Removal of Mortgage Loans, page S-13

1. We have reviewed your response to prior comment 1 and have referred both your response and your filing to the Division of Investment Management. We may have further comments.

Base Prospectus

Representations by Sellers; Repurchases, page 28

2. While we note your response to prior comment 3, it does not appear that you have revised the forms of your prospectus supplements to include the delinquency table you have provided with your response. Please revise accordingly or advise. Additionally, ensure that the table you include in your amendment provides information in 30-day increments through the date of charge-off. In this regard, we note that the form of delinquency table you have provided with your response includes delinquency information only up through 89 days, while page 66 of your base prospectus seems to indicate that loans may be charged off past 120 days. Revise accordingly.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile: (212) 839-5599
       Mr. Edward J. Fine, Esq.
       Sidley Austin LLP